April 30, 2026

Ravi Inukonda
Chief Financial Officer
DoorDash, Inc.
303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107

       Re: DoorDash, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2025
           File No. 001-39759
Dear Ravi Inukonda:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2025
Report of Independent Registered Public Accounting Firm, page 72

1. We note that management's evaluation of internal control over financial reporting excluded SevenRooms and Deliveroo in accordance with SEC guidance permitting exclusion of acquisitions in management's final assessment of internal control over financial reporting for the fiscal year in which the acquisition occurred. Please tell us how your auditors considered this information in providing their report pursuant to
       PCAOB AS 2201, including paragraph B16.
 April 30, 2026
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services